Exhibit 99.2

CORPORATE EVENT NOTICE:	Capital decrease ASML HOLDING N.V.
LOCATION:	Amsterdam
NOTICE:	AMS_20111024_10027_EUR
DATE:	24/10/2011
MARKET:	EURONEXT AMSTERDAM

Decrease of the number of shares

Following the cancellation of 13185305 ordinary shares issued by ASML HOLDING N.V., as of 26/10/2011, the number of listed ordinary shares will be modified as follows:

Old number of outstanding shares: Number of cancelled shares: New number of outstanding shares: Reason:	431283135 13185305 418097830 cancellation

Product name:	ASML HOLDING
ISIN: Symbol:	NL0006034001 ASML	Euronext code: National code:	NL0006034001